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                                                                    Exhibit 18.1

January 22, 1999

Eastern Enterprises
9 Riverside Road
Weston, MA 02193


Re: Form 10-K Report for the Year Ended December 31, 1998

Ladies and Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent public accountants whenever there has been a change in accounting principle or practice.

During the fourth quarter of 1998, the Company's subsidiary, Boston Gas Company, changed its method of accounting for unbilled revenues, retroactively applied as of January 1, 1998, from recording revenue when billed to its customers based on its monthly meter reading schedule to estimating and accruing the amounts of revenues associated with service provided after billing through the end of the accounting period. According to management of Boston Gas Company, this change was made to better match revenues with service provided to customers and to be consistent with the prevalent method in the utility industry.

We are of the opinion that Boston Gas Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with Boston Gas Company management, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of Boston Gas Company's management.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP